EXHIBIT (a)(17)

COLONIAL COMMERCIAL CORP. EXTENDS TENDER OFFER TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 20, 2009

HAWTHORNE, New Jersey (October 7, 2009)–Colonial Commercial Corp. (OTC Bulletin Board: “CCOM,” “CCOMP”), today announced that on October 6, 2009 it extended its Tender Offer for any and all shares of its Convertible Preferred Stock at $1.25 per share from 12:00 midnight New York City time on October 6, 2009, to 12:00 midnight New York City time on October 20, 2009.

As of October 6, 2009, approximately 138,896 shares of Convertible Preferred Stock were tendered pursuant to the offer.

For further information, please contact William Pagano, Chief Executive Officer, or William Salek, Chief Financial Officer, at (973) 427-8224.